Exhibit 99.1

February 27, 2013

Members of the Board of Directors of Office Depot, Inc.
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL 33496

cc:           Members of the Board of Directors of OfficeMax Incorporated

Dear Members of the Board,

As you know, Starboard Value LP, together with its affiliates (“Starboard”), currently owns approximately 14.8% of the outstanding common shares of Office Depot, Inc. (“Office Depot” or the “Company”), making us Office Depot’s largest common shareholder. Additionally, pro forma for the proposed merger of Office Depot and OfficeMax Incorporated (“OfficeMax”), we believe Starboard would be the largest shareholder of the combined company.

We appreciate the ongoing dialog we have had with certain members of Office Depot’s Board of Directors (the “Board”) over the past three months. While we continue to have discussions regarding board representation, we feel it is necessary that we again share our thoughts regarding the Company’s 50% joint venture interest in Office Depot de Mexico (the “JV Interest”). As we previously outlined in our letter on September 17, 2012, and as we have subsequently discussed with you on multiple occasions, we believe the significant value of the JV Interest is not fully reflected in the stock price of the Company.

On February 15, 2013, the Board received an offer from its joint venture partner, Grupo Gigante S.A.B. de C.V. (“Gigante”), to purchase the JV Interest for $690.5 million. Given that Gigante’s offer expires this Thursday, February 28, we believe the Board of Office Depot should promptly obtain consent from OfficeMax under the merger agreement to immediately explore a sale of the JV Interest to maximize value for shareholders. In our view, a sale of this asset at a full and fair price is clearly in the best interest of both Office Depot and OfficeMax shareholders. If the merger is completed, then both Office Depot and OfficeMax shareholders would benefit from the sale because the combined Company would have a significantly stronger balance sheet from which to transform the pro forma company and execute on any and all potential synergies. Similarly, if the merger is not completed for any reason, then Office Depot shareholders would benefit from the sale because the stand-alone Company would be financially stronger, having previously sold the asset.

In our view, it is the Board’s fiduciary duty to monetize the JV Interest given the clear benefit to both Office Depot and OfficeMax as a combined company and Office Depot as a stand-alone company. We believe OfficeMax should be fully supportive of the Board exercising its fiduciary duties. We recognize that OfficeMax is potentially conflicted as a sale of the JV Interest, while beneficial to the combined company, would also be beneficial to Office Depot as a stand-alone business and, therefore, may strengthen a competitor should the merger not be completed. If OfficeMax does not consent to Office Depot’s negotiations with Gigante or any other potential buyer regarding the sale of the JV Interest, we would view this as both unreasonable and potentially anti-competitive.

In conclusion, since the sale of the JV Interest is clearly in the best interest of both Office Depot shareholders and Office Depot / OfficeMax shareholders, we strongly encourage the Board to immediately seek OfficeMax’s approval to sell this asset and for OfficeMax to consent to such sale.

Best Regards,

/s/ Jeffrey C. Smith

Starboard Value LP